SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                    QLT Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    746927102
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                             1205 Coast Village Road
                           Montecito, California 93108
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 16, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  746927102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,408,596
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,408,596

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,408,596

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14   TYPE OF REPORTING PERSON

     IA

                                Page 2 of 7 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,408,596
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,408,596

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,408,596

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14   TYPE OF REPORTING PERSON

     HC

                                Page 3 of 7 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,408,596
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,408,596

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,408,596

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14   TYPE OF REPORTING PERSON

     HC

                                Page 4 of 7 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,408,596
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  4,408,596

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,408,596

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14   TYPE OF REPORTING PERSON

     HC

                                Page 5 of 7 pages

                                EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, no par value (the "Common Stock"), of QLT Inc. (the "Company" or the "Issuer"). This Amendment No. 1 amends and restates in its entirety Item 5 of the Schedule 13D filed by (1) West Coast Asset Management, Inc., a California corporation (the "Investment Manager"); (2) R. Atticus Lowe, a United States Citizen ("Lowe"); (3) Lance W. Helfert, a United States Citizen ("Helfert"); and (4) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals," and together with the Investment Manager, the "Reporting Persons").

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of December 16, 2008, the Accounts directly own 4,408,596 shares of Common Stock representing 5.9% of all of the outstanding shares of Common Stock. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 74,620,328 shares of Common Stock outstanding as of November 4, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

         (b) The Investment Manager and the Principals may be deemed to share power (with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 4,408,596 shares of Common Stock held by the Accounts.

         (c) The Investment Manager engaged in the following transactions on the open market (except as indicated with a * below) in the ordinary course of business with respect to the Issuer's Common Stock:

                                               Weighted Average       Type of
                  Trade Date     # of Shares    Price Per Share      Transaction
                  ----------     -----------    ---------------      -----------
                  11/17/2008        40,750          $1.9969           Sale
                  11/17/2008        22,850                *           *
                  11/20/2008        16,300          $1.9367           Purchase
                  11/21/2008        25,500          $1.7838           Purchase
                  11/24/2008        16,900          $1.8207           Sale
                  11/26/2008        10,000          $1.8917           Purchase
                  12/11/2008         7,100          $2.1195           Sale
                  12/12/2008        78,948          $2.1524           Sale
                  12/15/2008       181,180          $2.0976           Sale
                  12/16/2008       330,040          $2.0972           Purchase
                  12/16/2008     1,239,872          $2.0892           Sale
                  12/17/2008        19,025          $2.1528           Sale

* At the direction of a client, such shares were transferred out of the Accounts.

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.


                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 19, 2008

                                      WEST COAST ASSET MANAGEMENT, INC.
                                      R. ATTICUS LOWE
                                      LANCE W. HELFERT
                                      PAUL J. ORFALEA

                                      By: /s/ Linda Schuman
                                          --------------------------------------
                                          Name:  Linda Schuman
                                          Title: Chief Compliance Officer of the
                                                 Investment Manager and
                                                 Attorney-in-fact for each of
                                                 the Principals


                                Page 7 of 7 pages